EXHIBIT 99.1

Brookfield Announces Record Inflows of $34 billion and Strong Third Quarter

$1.2 billion of Distributable Earnings and $2.7 billion of Net Income

BROOKFIELD, NEWS, Nov. 11, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended September 30, 2021.

Nick Goodman, CFO of Brookfield, stated “We took in record inflows of $34 billion since last quarter. Financial results in the quarter were also very strong, reflecting continued growth and excellent investment performance  across the franchise. Strong inflows, supported by closes within our Real Estate and Global Transition flagship  funds, stable cash flows from our invested capital, and monetization activity contributed to distributable earnings of $1.2 billion, taking the total generated over the last twelve months to $6.6 billion. Looking forward, we remain focused on executing our growth plan of doubling the size of the business over the next five years.”

Operating Results

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income[1]	$2,722	$542	$10,742	$530
Net income attributable to common shareholders[2]	$797	$172	$3,491	$69
Net income per Brookfield share[2]	0.47	0.10	2.13	(0.02)
Funds from operations[2,3]	$1,408	$1,039	$7,925	$4,288
Per Brookfield share[2,3]	0.85	0.65	4.97	2.70
Distributable earnings	$1,242	$890	$6,613	$3,375
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Basis of Presentation on page 8 and a reconciliation of net income to FFO on page 5.

Funds from operations (“FFO”) and net income in the quarter were $1.4 billion and $2.7 billion, respectively, both representing significant increases over the prior year period.

Distributable earnings (“DE”) were $1.2 billion for the quarter and $6.6 billion over the last twelve months, almost double that of last year. The strong performance in the quarter was a result of higher fee-related earnings given a number of new funds, steady momentum on carried interest realizations, increased distributions from our principal investments, and disposition gains recognized on our principal investments. Before realizations, DE of $873 million for the quarter, was 24% higher than the comparative period.

Regular Dividend Declaration

The Board declared a quarterly dividend of US$0.13 per share, payable on December 31, 2021 to shareholders of record as at the close of business on November 30, 2021. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fundraising momentum across the business continues to be very strong. This includes over $30 billion for our latest round of flagship funds. Inflows since the end of last quarter totaled $34 billion, including a strong first close for our fourth flagship real estate fund and a founders’ close for our Global Transition flagship fund.

We have raised over $9 billion for our fourth flagship strategic real estate fund and with the strong reception from investors, we expect the final fund size to be larger than its predecessor. We also had a $7 billion founders’ close in July for the Global Transition fund. We expect a formal first close for this fund imminently. Our opportunistic credit flagship fund has raised $15.8 billion of capital to date and is already 70% invested or committed. We expect a final close in the coming weeks.

We also raised capital across other credit strategies, real estate secondaries strategy and our Special Investments strategy. We launched fundraising for our sixth private equity flagship fund towards the end of September and expect our strong track record from the prior vintage to support a strong fundraising cycle. Our flagship infrastructure fund is approximately 70% invested or committed and we expect to launch the next vintage early next year.

Fee-bearing capital now totals $341 billion, an increase of approximately $52 billion over the last twelve months. This contributed to a 25% increase in fee-related earnings over the prior period.

Fee-related earnings were $451 million in the quarter, a 21% increase over the prior year, and $1.8 billion over the last twelve months, representing a 25% increase over the prior period. We also currently have approximately $35 billion of additional committed but un-invested capital across our strategies that will earn approximately $350 million of fees annually once deployed.

Earnings from realizations were $369 million in the quarter and $3.3 billion over the last twelve months, including contributions from disposition gains from our principal investments and realized carried interest.

These earnings were comprised of $369 million of carried interest and gains.

We generated $1.0 billion of carried interest in the quarter (not recorded in our income statement), through strong investment performance, taking the total accumulated unrealized carried interest balance to $6.9 billion, an increase of 16% in the quarter.

Annualized fee revenues and target carried interest now stand at a run-rate of $7.2 billion annually.

Annualized fee revenues are now $3.6 billion, driven by fee contribution from new products in the market and deployment activity. Gross target carried interest stands at $3.6 billion.

As at September 30, 2021, we had $80 billion of capital available to deploy into new investments.

Deployable capital of $80 billion includes approximately $14 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates, and $66 billion of uncalled fund commitments available for new transactions. During the quarter, we bolstered our liquidity through the issuance of $850 million long dated bonds, which included a $600 million 10-year green bond and a $250 million reopening of our 30-year bonds. We further added to our liquidity by selling liquid financial assets, generating total proceeds of approximately $370 million during the quarter.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		September 30		December 31
		2021		2020
Assets
Cash and cash equivalents		$11,343		$9,933
Other financial assets		17,646		17,730
Accounts receivable and other		23,746		24,845
Inventory		11,620		10,360
Equity accounted investments		43,267		41,327
Investment properties		103,493		96,782
Property, plant and equipment		107,761		100,009
Intangible assets		26,056		24,658
Goodwill		16,999		14,714
Deferred income tax assets		3,493		3,338
Total Assets		$365,424		$343,696

Liabilities and Equity
Corporate borrowings		$10,309		$9,077

Accounts payable and other		53,860		53,041
Non-recourse borrowings in entities that we manage		156,165		139,324
Subsidiary equity obligations		3,790		3,699
Deferred income tax liabilities		17,729		15,913

Equity
Preferred equity	$4,145		$4,145
Non-controlling interests in net assets	80,618		86,804
Common equity	38,808	123,571	31,693	122,642
Total Liabilities and Equity		$365,424		$343,696

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2021	2020	2021	2020
Revenues	$19,248	$16,249	$53,944	$45,664
Direct costs	(14,751)	(12,372)	(40,932)	(34,527)
Other income and gains	1,123	34	3,078	304
Equity accounted income (loss)	662	139	1,818	(704)
Expenses
Interest	(1,899)	(1,757)	(5,560)	(5,324)
Corporate costs	(27)	(25)	(86)	(74)
Fair value changes	700	(31)	3,171	(1,598)
Depreciation and amortization	(1,617)	(1,470)	(4,698)	(4,255)
Income tax	(717)	(225)	(1,808)	(594)
Net income (loss)	$2,722	$542	$8,927	$(1,108)

Net income (loss) attributable to:
Brookfield shareholders	$797	$172	$2,848	$(777)
Non-controlling interests	1,925	370	6,079	(331)
	$2,722	$542	$8,927	$(1,108)

Net income (loss) per share[1]
Diluted	$0.47	$0.10	$1.72	$(0.53)
Basic	0.49	0.10	1.78	(0.53)
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income	$2,722	$542	$10,742	$530
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items	307	602	1,300	2,884
Fair value changes	(700)	31	(3,346)	1,594
Depreciation and amortization	1,617	1,470	6,234	5,564
Deferred income taxes	428	21	906	26
Realized disposition gains in fair value changes or prior periods	255	161	3,298	915
Non-controlling interests	(3,221)	(1,788)	(11,209)	(7,225)
Funds from operations[1,2]	$1,408	$1,039	$7,925	$4,288

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Asset management	$597	$399	$2,563	$1,663
Real estate	147	90	1,064	746
Renewable power and Transition	58	64	1,317	762
Infrastructure	248	244	799	570
Private equity	433	249	2,146	740
Residential	76	37	190	104
Corporate	(151)	(44)	(154)	(297)
Funds from operations[1,2]	$1,408	$1,039	$7,925	$4,288

Per share[3,4]	$0.85	$0.65	$4.97	$2.70
  Non-IFRS measure – see Basis of Presentation on page 8.
  Excludes amounts attributable to non-controlling interests.
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income	$2,722	$542	$10,742	$530
Non-controlling interests	(1,925)	(370)	(7,251)	(461)
Net income (loss) attributable to shareholders	797	172	3,491	69
Preferred share dividends	(36)	(34)	(147)	(144)
Dilutive effect of conversion of subsidiary preferred shares	(1)	9	(10)	38
Net income (loss) available to common shareholders	760	147	3,334	(37)
Dilutive impact of exchangeable shares of affiliate	1	—	1	—
Net income (loss) available to common shareholders including dilutive impact of exchangeable shares	$761	$147	$3,335	$(37)

Weighted average shares[1]	1,552.8	1,511.7	1,523.2	1,505.7
Dilutive effect of conversion of options and escrowed shares using treasury stock method[1,2] and exchangeable shares of affiliate	59.6	24.7	41.7	—
Shares and share equivalents[1]	1,612.4	1,536.4	1,564.9	1,505.7

Diluted earnings per share[1,3]	$0.47	$0.10	$2.13	$(0.02)
  Adjusted to reflect the three-for-two stock split effective April 1, 2020.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Fee-related earnings	$451	$372	$1,758	$1,411

Perpetual affiliates	509	360	1,678	1,467
Corporate cash and financial assets	(29)	80	227	236
Other principal investments	92	39	231	(40)
Distributions from investments	572	479	2,136	1,663

Corporate activities	(144)	(135)	(584)	(536)
Preferred share dividends	(39)	(34)	(156)	(144)
Add back: equity-based compensation	33	23	114	93
Distributable earnings before realizations	873	705	3,268	2,487
Realized carried interest, net	146	27	805	252
Disposition gains from principal investments	223	158	2,540	636
Distributable earnings[1]	$1,242	$890	$6,613	$3,375
  Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended September 30, 2021, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2021, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2021 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call today at 9:30 a.m. EST, please pre-register at http://www.directeventreg.com/registration/event/1263307. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ3-2021. For those unable to participate in the Conference Call, the telephone replay will be archived and available until November 25, 2021. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 1263307).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $650 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Distributable Earnings, which is referring to the sum of our Asset Management segment FFO, distributions received from our ownership of investments, and disposition gains from principal investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding future product offerings, and the results of future fundraising efforts and financial earnings.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.